

April 23, 2021

<u>**Via E-Mail**</u>

Eleazer Klein
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

  Re: **MiMedx Group, Inc.**
     PREC14A filed on April 20, 2021
     Filed by Prescience Point Capital Management LLC, *et al.*
     File No. 1-35887

Dear Mr. Klein:

  The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. We have the following comments. Defined terms used here have the same meaning as in your proxy statement.

  Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your proxy statement and the information you provide in response to these comments, we may have additional comments. Please allow time for staff review of your revised proxy statement.

<u>Preliminary Proxy Statement filed on April 21, 2021</u>

<u>Background of this Proxy Solicitation, page 4</u>

1. On page 5, you disclose that in May of 2019, Prescience Point and the Company entered into a Cooperation Agreement pursuant to which the Company agreed to "nominate certain of Prescience Point's nominees to the Board along with Timothy R. Wright, the Company's Chief Executive Officer…" Clarify how many of Prescience Point's nominees were appointed at that time and identify those individuals. In addition, explain whether those Prescience nominees continue to serve on the Board of Directors.

2. See our last comment above. To the extent that previous Prescience Point Board designees and the additional nominees for whom you are currently soliciting proxies would constitute a

majority of the Board, revise the statements in the proxy statement that "[e]ven if all of the Nominees are elected, the Nominees will represent a minority of the members of the Board…"

3. See our last two comments. Given that you have previously nominated several individuals who have served or currently serve on the Board, explain why the current nominees (if elected) will be able to achieve the changes for which you advocate, when your prior nominees apparently were not.

4. Describe the additional material provisions of the Cooperation Agreement between the Company and Prescience Point.

5. Describe the facts supporting Prescience's assertion that the Company committed a "material and incurable breach" of the Cooperation Agreement.

Proposal 3. Advisory Vote on the Company's Named Executive Officer Compensation, page 12

6. Explain why Prescience Point is recommending a vote against the compensation of the Company's Named Executive Officers.

Proposal 5. Proposal to Amend the Charter to Destagger the Board and Elect all Directors Annually, page 14

7. Provide support in the revised proxy statement for your assertion that the "vast majority of companies in the S&P 500 and Russell 1000 indexes elect all board members annually."

What are "broker non-votes" and what effect do they have on the proposal?, page 21

8. Clarify the statement here that "there will be no broker non-votes," based on your own explanation of broker non-votes in the first sentence of this section.

Who is making this Proxy Solicitation and who is paying for it?, page 23

9. In the first paragraph of this section, you state that you may solicit proxies by (among other methods) "telegraph." Unless you intend to use a telegraph, please revise.

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
April 23, 2021

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions